Exhibit 99.1

DESCARTES ANNOUNCES RESULTS OF ANNUAL AND SPECIAL
SHAREHOLDER MEETING

WATERLOO, Ontario — May 28, 2020 — The Descartes Systems Group Inc. announced that the following matters, as set out in more detail in its Management Information Circular dated April 28, 2020, were considered and voted on by shareholders at the annual and special meeting of shareholders held on Thursday, May 28, 2020 (the “Meeting”).

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 76,537,034 which represented 90.95% of the 84,157,016 common shares of the Corporation that were outstanding as of the record date for the Meeting, being April 20, 2020.

Election of Directors
On a vote by ballot, each of the following 8 nominees proposed by management of the Corporation was elected as a director of the Corporation:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
Deepak Chopra	75,439,983	104,831	99.86%
Deborah Close	75,462,732	82,082	99.89%
Eric Demirian	73,821,774	1,723,040	97.72%
Dennis Maple	75,442,728	102,087	99.86%
Chris Muntwyler	75,459,874	84,941	99.89%
Jane O’Hagan	75,462,932	81,882	99.89%
Edward Ryan	75,458,748	86,066	99.89%
John Walker	75,452,288	92,527	99.88%

Deepak Chopra joins as a new director of the Corporation after having most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. Mr. Chopra has more than 30 years of global experience in the financial services, technology, transportation, logistics and supply chain industries. Prior to that, for more than 20 years, Mr. Chopra worked in senior executive roles for Pitney Bowes Inc., a publicly-traded technology company known for postage meters, mail automation and location intelligence services. He has previously served on the boards of Canada Post Corporation, Purolator, Inc., SCI Group, the Canada Post Community Foundation and the Toronto Region Board of Trade. He current sits on the board of Celestica, Inc. (TSX:CLS) and the North West Company (TSX:NWC).

Chris Muntwyler also joins as a new director of the Corporation following a career in which he held various senior executive positions at Swiss Air and the positions of Chief Executive of DHL Express (UK) Limited and Managing Director (Switzerland, Germany and Central Europe) at DHL Express. Mr. Muntwyler is now a management consultant through his business

Conlogic AG, where he uses his significant international experience in the transportation, logistics and technology sectors to specialize in strategic development, leadership guidance and customer orientation and process automation. Mr. Muntwyler currently serves as a non-executive director on the board of Austrian Post (Vienna:POST) and National Express Group PLC (LSE:NEX). Mr. Muntwyler previously served as a director of Panalpina World Transport (Holding) Ltd. from 2010 to 2018.

Appointment of Auditors

On a vote by ballot, KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

Number of Votes FOR	Number of Votes WITHELD	Percentage of Total Votes FOR
76,453,3061	83,728	99.89%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
70,756,926	4,787,888	93.66%

Shareholder Rights Plan

On a vote by ballot, the resolution proposed by management of the Corporation to approve the continuation, amendment and restatement of the Corporation’s shareholder rights plan was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
74,259,654	1,285,160	98.30%

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com

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